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                              March 16, 2022

       Chi Tong Au
       Chief Executive Officer
       Ever Harvest International Group Inc.
       Suite F, 16/F, Cameron Plaza
       23 Cameron Road
       Tsim Sha Tsui, Hong Kong

                                                        Re: Ever Harvest
International Group Inc.
                                                            Amendment No. 3 to
Form 10-12G
                                                            Filed February 14,
2022
                                                            File No. 000-56362

       Dear Dr. Au:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10-12G

       "The Holding Foreign Companies Accountable Act requires the Public Company Accounting
       Oversight Board (PCAOB)..." , page 17

   1. Please revise your risk factor header to acknowledge, as you do in the text of the risk factor, that the three
years you reference could be reduced to two years if the Accelerating
                                                        HFCAA Senate bill is
enacted. Make consistent revisions to your references to this risk factor, as revised,
such as on page iv.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chi Tong Au
Ever Harvest International Group Inc.
March 16, 2022
Page 2

       You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if
you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.



FirstName LastNameChi Tong Au                             Sincerely,
Comapany NameEver Harvest International Group Inc.
                                                          Division of
Corporation Finance
March 16, 2022 Page 2                                     Office of Trade &
Services
FirstName LastName